Exhibit 99(rr)

[Personal Solicitation Answering Machine Script]

                            ANSWERING MACHINE SCRIPT

"Hello, this is ..............., an employee of MidAmerican Energy.  We've been unable to contact you previously, and have some important information regarding the proposed merger between IES and a Wisconsin utility."

"Recently, Institutional Shareholder Services, the nation's leading independent shareholder organization, recommended that IES shareholders vote AGAINST the Wisconsin deal because MidAmerican's proposal provides a higher dividend and a higher value for your IES shares."

"If you have not done so already, we ask that you vote AGAINST the Wisconsin deal by sending or faxing your BLUE MidAmerican proxy card immediately. If you have questions, please call toll-free 1-888-776-4692. Thank you."